

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Timothy Rodenberger
General Counsel
Casa Systems, Inc.
100 Old River Road
Andover, MA 01810

**Re: Casa Systems, Inc.**
**Registration Statement filed on Form S-3**
**Filed July 21, 2023**
**File No. 333-273371**

Dear Timothy Rodenberger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing